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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                             METROMAIL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (BIDDERS)
                               ----------------
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                               ----------------
                                  591680 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------
                                 JOHN W. PEACE
                EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER
                   OF EXPERIAN INFORMATION SERVICES DIVISION
                       THE GREAT UNIVERSAL STORES P.L.C.
                        LECONFIELD HOUSE CURZON STREET
                            LONDON, ENGLAND W1Y7FL
                               (44) 171 495-0070
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                               ----------------
                                   COPY TO:
                             DONALD G. LUBIN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                               8000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                           CALCULATION OF FILING FEE
                                (312) 876-8000
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                                MARCH 12, 1998

           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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
                $734,793,239                                      $146,959

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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*  Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $31.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $31.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.
[_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
                                          Filing Party: Not applicable.
                                          Date Filed: Not applicable.
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PAGE 1 OF 9 PAGES                                       EXHIBIT INDEX ON PAGE 9

                            SCHEDULE 14D-1 AND 13D

                                                          Page 2 of 9 Pages
  CUSIP NO. 591680 103



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 1 NAME OF REPORTING PERSONS: THE GREAT UNIVERSAL STORES P.L.C.
  I.R.S. IDENTIFICATION NUMBER: N/A

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP;
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(D) OR 2(E):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  ENGLAND

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  9,093,634*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  40.4%*

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10 TYPE OF REPORTING PERSON;
  HC AND CO

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* On March 12, 1998, The Great Universal Stores P.L.C., a corporation organized under the laws of England ("Parent"), and Great Universal Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into (i) a Stock Purchase Agreement (the "Donnelley Stock Purchase Agreement"), with R.R. Donnelley & Sons Inc. ("Donnelley"), the beneficial owner of 8,600,000 Shares, or approximately 38.2% of the Shares outstanding on March 6, 1998, pursuant to which Donnelley agreed, upon the terms and conditions set forth therein, to sell such Shares to Purchaser, to vote such Shares in the manner specified in the Donnelley Stock Purchase Agreement with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances, and (ii) Stock Purchase Agreements (the "Executive Stock Purchase Agreements") with Barton L. Faber, Chairman of the Board of Metromail Corporation (the "Company"), Thomas J. Quarles, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of the Company, and Ronald G. Eidell, the Senior Vice President and Chief Financial Officer of the Company (the "Executives") who beneficially own an aggregate of 493,634 Shares, or approximately 2.2% of the Shares outstanding on March 6, 1998, pursuant to which the Executives agreed, upon the terms and conditions set forth therein, to tender or otherwise sell to Purchaser the Shares beneficially owned by them, to vote such Shares in the manner specified in the Executive Stock Purchase Agreements with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances. Parent also entered into a Stock Purchase Agreement, dated as of March 12, 1998 (the "Company Stock Purchase Agreement"), with the Company. Upon the terms and conditions set forth in the Company Stock Purchase Agreement, the Company agreed to issue and sell to Parent, that number of Shares, if any (the "Company Shares"), equal to the number of Shares that when added to the sum of the number of Shares (a) the number of Shares accepted for purchase by Purchaser pursuant to the Offer, (b) the number of Shares, if any, purchased by Parent from Donnelley pursuant to the Donnelley Stock Purchase Agreement simultaneously with the acceptance of Shares for payment pursuant to the Offer, and (c) the number of Shares, if any, purchased by Parent from the Executives pursuant to the Executive Stock Purchase Agreements simultaneously with the acceptance of Shares for payment pursuant to the Offer, constitutes 51% of the outstanding Shares on a fully-diluted basis giving effect to the issuance of the Company Shares, at a per share purchase price equal to the Offer Price. The Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement are described more fully in Section 11 of the Offer to Purchase dated March 16, 1998.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 3 of 9 Pages
  CUSIP NO. 591680 103



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 1 NAME OF REPORTING PERSON: GREAT UNIVERSAL ACQUISITION CORP.
   S.S. OR I.R.S. IDENTIFICATION NO.

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  STATE OF DELAWARE

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  9,093,634*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  40.4%*

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10 TYPE OF REPORTING PERSON
  CO

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  *The footnote on page 2 is incorporated by reference herein.

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